MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

On May 31, 1997, Chittenden Bank acquired certain assets and assumed certain liabilities of The Pomerleau Agency, Inc. The acquisition has been accounted for as a purchase and accordingly, the consolidated statement of income includes Pomerleau's results of operations from the date of acquisition. The impact of the acquisition was not material to consolidated operations. Therefore, pro forma disclosures have been omitted.

Chittenden Corporation had net income of $7.5 million or earnings per share of $0.63 for the quarter ended September 30, 1997. This compares to net income of $6.9 million or earnings per share of $0.55 for the same three-month period a year ago. For the nine months ended September 30, 1997, net income totaled $21.9 million or earnings per share of $1.79. This compares to net income of $19.6 million or earnings per share of $1.57 for the same nine-month period a year ago.

Net interest income on a fully taxable equivalent basis for the three months ended September 30, 1997 was $23.5 million, up $1.9 million from the same three-month period a year ago. The increase was attributed to both an increase in the net interest margin, from 4.93% in 1996 to 5.09% in 1997, and to an increase in average interest-earning assets, which was up $92 million. For the nine months ended September 30, 1997, net interest income on a fully taxable equivalent basis was $68.8 million, up $5.6 million from a year ago. Net yield on earning assets was 5.10% in 1997, up from 5.00% in 1996. Average earning assets also increased year-to-date, up $115 million compared to the same nine-month period a year ago. The increase in average earning assets during the current periods was due to growth in loans and investments funded by higher levels of deposits and borrowings

Provisions for and activity in the allowance for possible loan losses are summarized as follows:

                                             Three Months       Nine Months
                                           Ended September   Ended September
                                       ---------------------------------------
                                            1997     1996     1997     1996
                                            ----     ----     ----     ----
                                                    (In thousands)
Beginning Balance,Allowance for
 Possible Loan Losses                    $28,167  $28,107  $28,096  $27,817
Provision for Possible Loan Losses         1,013      850    3,038    2,858
Loans Charged Off                         (3,365)  (1,273)  (6,387)  (4,013)
Loan Recoveries                              412      644    1,480    1,666
                                       ---------------------------------------
Ending Balance, Allowance
 for Possible Loan Losses                $26,227  $28,328  $26,227  $28,328
                                       =======================================

Charge-offs for the three and nine months ended September 30, 1997 include a $1.9 million charge related to Chittenden Bank s merchant servicing (credit card processing) business. The charge off related to overdraft extensions of credit to a future services company which had contracted with, and accepted deposits from, customers, prior to filing for bankruptcy. At the time of the company's bankruptcy, Chittenden Bank honored these obligations, leading to the $1.9 million charge off. Chittenden has assessed its merchant servicing customer base and has determined that the volumes processed for customers with future service businesses are not significant and that the company's reserves appropriately reflect the remaining risk in the portfolio.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to assess possible losses, future additions to the allowance may be necessary.

Noninterest income amounted to $7.1 million for the third quarter of 1997, up $829,000 or 13% from last year. The increase during the current period was primarily attributable to $592,000 in net insurance commissions generated by the insurance agency acquired in May 1997. Increases in trust income, and service charges on deposit accounts also contributed to current period's increase. The increase in trust income reflects higher levels of administrated assets; while the increase in service charges on deposit accounts is attributed to Chittenden Bank s new deposit fee schedule, which was implemented during the second quarter of 1997. Mortgage servicing income declined slightly from 1996 as a result of increased amortization expense related to originate mortgage-servicing rights. Net credit card income declined $199,000 to $998,000. This decline was caused by conversion expenses, totaling $213,000, related to changing processors for the merchant processing and the credit card operations. Excluding these conversion costs, net credit card income would have been $1,211,000, or a 1.2% increase from the third quarter of 1996.

For the nine months ended September 30, 1997, noninterest income was $20.8 million, an increase of $2.0 million or 11% from the same period a year ago. Net insurance commissions and net credit card income for $829,000 and $762,000, respectively, of the increase during the current nine-month period. Also contributing to the increase were higher service charges on deposit accounts, and stronger trust income. Partially offsetting these increases during the current nine-month period were reductions in mortgage servicing income, due to increased amortization expense, and gains on sales of mortgage loans due to decreased market activity. Gains on sales of mortgage loans for the nine months ended September 30, 1997 included a $251,000 gain recognized upon the sale of mortgage backed securities, which had been deferred when the underlying mortgages were securitized and held in the investment portfolio. Chittenden continues to service the underlying mortgages. Excluding this gain, gains on sale of mortgages were down $637,000.

For the third quarter of 1997, noninterest expenses were $17.5 million, up $1.3 million or 8% from the comparable 1996 level. For the first nine months of 1997, noninterest expenses were $52.1 million, an increase of $3.8 million or 8% from 1996. Included in the increases during the current three and nine month periods were administrative expenses for the insurance agency acquired during the second quarter of 1997, totaling $674,000 and $853,000, respectively. The majority of the remaining increases were attributable to higher salaries and employee benefits costs, resulting primarily from higher staffing levels and related recruitment expenses, as well as to higher accruals for incentive compensation plans due to stronger profit levels.

INCOME TAXES

The Company and the Banks are taxed on income by the IRS at the Federal level and by various states in which they do business. The majority of the Company's income is generated in the State of Vermont, which levies franchise taxes on financial institutions based upon average deposit levels in lieu of taxing income. On August 1, 1997, the franchise tax rate increased from $.04 per $1,000 of deposits to $.096. This increased franchise tax expense from approximately $47,000 per month prior to August 1, 1997 to approximately $113,000 per month thereafter. For the third quarter of 1997, total franchise taxes of $274,000 were approximately $132,000 higher than in the second quarter of 1997. Franchise taxes are included in income tax expense in the consolidated statements of income. Assuming there are no significant changes in the level of deposits at Chittenden Bank, franchise taxes are expected to increase to $340,000 for the fourth quarter of 1997.

For the nine months ended September 30, 1997 and 1996, Federal and state income tax provisions amounted to $11.4 million and $9.9 million, respectively. The effective tax rates for the respective periods were 34.1% and 33.5%. For the three-month periods ended September 30, 1997 and 1996, Federal and state income tax provisions amounted to $4.0 million and $3.4 million, respectively. The effective tax rates for the respective periods were 34.6% and 33.4%. During all periods, the Company's statutory Federal corporate tax rate was 35%. The Company's effective tax rates differed from the statutory rates primarily because of 1) the proportion of interest income from state and municipal securities and corporate dividend income which are partially exempt from Federal taxation and 2) tax credits and depreciation expense on investments in qualified low income housing projects.

FINANCIAL POSITION

Total assets increased slightly from $1.989 billion at December 31, 1996 to $2.011 billion at September 30, 1997. The Company invests the majority of its assets in loans and investments. During the same nine month period total loans increased $67.3 million, or 5.0%, to $1.422 billion at September 30, 1997. This growth was concentrated primarily in the consumer portfolio, particularly in leasing and indirect installment loans (up $34.6 million) and in the commercial loan portfolio where approximately half of the increase was in obligations of states and political subdivisions (up $23.9), as a result of seasonal borrowings by these government agencies.

Total investments at September 30, 1997 were $372.1 million, compared to $370.4 million at December 31, 1996. Other assets increased $4.5 million from December 31, 1996 to $82.0 million at September 30, 1997. This increase was due to intangible assets resulting from the acquisition of The Pomerleau Agency.

Total deposits at September 30, 1997 were $1.736 billion, down $25.2 million from the December 31, 1996 level. The deposit level at December 31, 1996 was higher than usual due to higher than normal deposits left on hand by governmental depositors.

CREDIT QUALITY

Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of September 30, 1997, nonperforming assets totaled $8.7 million, down from $17.0 million a year ago and $9.8 million at June 30, 1997. The allowance for loan losses was $26.2 million at September 30, 1997, down from $28.3 million at September 30, 1996 and down from $28.2 at June 30, 1997. The decrease in the allowance in the third quarter of 1997 was due primarily to higher charge offs from overdrafts generated in credit card processing operations (as discussed above). The provision for possible loan losses charged against earnings in the third quarter was $1.0 million, the same level provided during the third quarter of 1996 and the second quarter of 1997.

A summary of credit quality follows:

                                        9/30/97  06/30/97  12/31/96  9/30/96
                                        --------------------------------------
                                                       (In thousands)

Nonaccrual Loans                         $7,206    $7,845   $10,601  $12,212
Restructured Debt                           795       835       638    2,791
Other Real Estate Owned (OREO)              685     1,141     2,251    1,990
                                        --------------------------------------
Total Nonperforming Assets (NPA)         $8,686    $9,821   $13,490  $16,993
                                        ======================================
Loans Past Due 90 Days of More
 and Still Accruing Interest             $2,847    $1,531   $   966  $ 2,360

Allowance for Possible Loan Losses       28,167    28,096    28,328   28,328

NPA as % of Loans plus OREO                0.61%     0.71%     1.00%    1.25%

Loss Allowance as % of Loans               1.84      2.05      2.09     2.08

Loss Allowance as % of
 Nonperforming Loans                     327.80    324.50    249.99   188.82

Loss Allowance as % of NPA               301.95    286.80    208.27   166.70

CAPITAL

Stockholders' equity totaled $168.3 million at September 30, 1997, down from $174.4 million at year-end 1996. The decrease during the current nine-month period reflects stock repurchases of $22.0 million, and common stock dividends of $7.7 million. These were partially offset by year-to-date net income of $21.9 million.

"Tier One" capital, consisting entirely of common equity, measured 10.52% of risk-weighted assets at September 30, 1997. Total capital, including the "Tier Two" allowance for loan losses, was 11.83% of risk-weighted assets. The leverage capital ratio was 8.00%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

The Bank's asset and liability committee monitors the Company's liquidity and rate sensitivity. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit gathering and borrowing functions.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At September 30, 1997, the Company maintained cash balances and short-term investments of approximately $161.7 million, compared with $214.5 million at December 31, 1996. Cash on hand at December 31, 1996 was higher than usual due to the higher than usual deposit balances caused by the additional governmental deposits discussed above. During the first nine months of 1997, the Company continued to be an average daily net seller of Federal Funds.

YEAR 2000

The Year 2000 problem, which is common to most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Corporation has commenced an assessment of the majority of its systems and is in the process of developing a specific workplan to address this issue. The Corporation currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effect on operations. While it is not possible, at present, to give an accurate estimate of the cost of this work, these costs may be material to the Corporation s results of operations in one or more fiscal quarters or years, but should not have material adverse impact on the long-term results of operations, liquidity, or consolidated financial position of the Corporation.

Except for historical information contained herein, the foregoing statements are forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Corporation s Form 10-K for the fiscal year ended December 31, 1996 discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk is the Corporation s ability too timely and efficiently address the Year 2000 problem.

                     PART II - OTHER INFORMATION

Item 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a) EXHIBITS

             Exhibit 10.  Material Contracts

             Amended and Restated Pension Plan

             Exhibit 27. Financial Data Schedule

         (b) REPORTS ON FORM 8-K

             None.




                             CHITTENDEN CORPORATION

                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CHITTENDEN CORPORATION
                                  Registrant


November 13, 1997                 S/PAUL A. PERRAULT
------------------                ---------------------------------------
Date                                Paul A. Perrault,
                                    President and Chief Executive Officer


November 13, 1997                S/KIRK W. WALTERS
------------------               ---------------------------------------
Date                               Kirk W. Walters
                                   Executive Vice President,
                                   Treasurer, and Chief Financial Officer